BACON JAM

not just for burgers anymore!



TBJ
GOURMET™
fun fine foods

- **made with REAL BACON**
- *shelf-stable*
- USDA *certified*
- GOURMET *convenience*
- *natural* AND *gluten-free*
- *perfect for:* BURGERS, APPS, SANDWICHES, EVEN DESSERT!

1554 Paoli Pike, Suite 254
West Chester, PA 19380
sales@tbjgourmet.com | 856-222-2000

@tbjgourmet
fun fine foods

tbjgourmet.com


Product
of USA

PRODUCT:	Black Pepper Bacon Jam - Bag in Box 65oz
BRAND NAME:	TBJ Gourmet
CASE PACK:	2 (2L/65oz)
CASE DIMENSIONS:	10"x9.75"x4"
CASE WEIGHT:	8.5lbs
TIHI:	16x9
TOTAL IN PALLET:	144
SKU:	BP65xC2



CASE BAR CODE:

INGREDIENTS: Cooked Black Pepper Bacon (Pork, Bacon Cure [Water, Salt, Sodium Phosphate, Sugar, Hydrolyzed Soy Protein, Sodium Erythorbate, Flavorings, Sodium Nitrite] Black Pepper), Brown Sugar, Onions, Apple Cider Vinegar, Turbinado Sugar. Contains 2% or less of Pectin, Garlic Powder, Black Pepper, Citric Acid (acidity regulator), Xanthan Gum and Gum Acacia.
Contains: Soy

HANDLING INSTRUCTIONS: Dry Storage; 2-year shelf; Refrigerate after opening

PREPARATION: Product is fully cooked. Open bag and spread directly on sandwiches, pipe onto appetizers or portion for sides.



Nutrition Facts
about 84 servings
Serv size 1 tbsp (20g)
Calories per serving **50**

Amount/serving		%DV	Amount/serving	%DV
Total Fat 2g		3%	**Total Carb.** 7g	3%
Sat. Fat 0.5g		3%	Total Sugars 7g	
Cholest. 5mg		2%	Incl. 7g Added Sugars	14%
Sodium 90mg		4%	**Protein** 2g	

Not a significant source of *Trans* Fat, Fiber, Vit D, Calcium, Iron, and Potas.

BACON JAM HAS BEEN A FAVORITE ON HIGH-END MENUS FOR YEARS.

Thanks to our new food service bag, this gourmet product is now available to all kitchens. It's being used as a upcharge item for burgers, a signature spread on paninis, and as a center piece of charcuterie plates.

Every thing I put bacon jam on sells like hot cakes... even the hot cakes!

Chef Michael Green

I remember the blissful looks on my customers' faces the first time they bit into a bacon jam-topped burger. I also remember the hours of stirring it took in my kitchen to make a batch of bacon jam. I knew chefs would want a simple way to make bacon jam part of their menu!

Creator Chef Mike Oraschewsky

1554 Paoli Pike, Suite 254
West Chester, PA 19380
sales@tbjgourmet.com | 856-222-2000

@tbjgourmet
fun fine foods

tbjgourmet.com


Product of USA